Exhibit 12

HUGHES COMMUNICATIONS, INC.

STATEMENT OF COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

(In thousands, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) before income tax (expense) benefit; minority interests in net (earnings) losses of subsidiaries; equity in earnings (losses) of unconsolidated affiliates; and discontinued operations	$49,630	$16,804	$(6,986)	$22,292	$(399)
Fixed charges	59,964	53,354	58	44	33
Capitalized interest	(12,031)	(1,900)	-	-	-

Total earnings	$97,563	$68,258	$(6,928)	$22,336	$(366)

Fixed charges:
Interest	$55,806	$49,691	$-	$-	$-
Portion of rent expense representative of interest	4,158	3,663	58	44	33

Total fixed charges	$59,964	$53,354	$58	$44	$33

Ratio of earnings to fixed charges	1.6x	1.3x	*	507.6x	*

Deficiency of earnings to fixed charges			$(6,986)		$(399)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income tax expense (benefit), minority interests in net losses of subsidiaries, equity in (earnings) losses of unconsolidated affiliates and discontinued operations plus fixed charges. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).